EXACTTARGET, INC.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317)423-3928

February 22, 2012

Via Edgar and Hand Delivery

Ms. Barbara C. Jacobs

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Response to SEC Staff Comments Regarding Amendment No. 2 to Registration Statement on Form S-l of ExactTarget, Inc., File No. 333-178147, sent by a letter dated February 13, 2012

Dear Ms. Jacobs:

On behalf of ExactTarget, Inc. (the “Company,” “we,” “our” or “us”), this letter responds to your letter, dated February 13, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-l (the “Registration Statement”), filed on February 1, 2012. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which is being filed today by electronic submission. We have included with this letter a marked copy of Amendment No. 3 for your convenience.

Executive Compensation

Performance-Based Cash Compensation

Target Bonuses, page 100

1.	You state in this section that adjustments to incentive compensation targets are based on individual performance, market data and internal pay equity considerations. Please revise your disclosure to explain with more specificity how your compensation committee considered each of these factors in determining to increase the target quarterly and annual bonuses for each of Messrs. Dorsey,

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 22, 2012

McCorkle, Koifoid and Kopp and Ms. Dolan in fiscal 2011. Also, please address why Mr. Kofoid’s target bonuses were significantly higher than those of your other named executive officers.

The compensation committee of the Company’s board of directors (the “Compensation Committee”) bases adjustments to incentive compensation targets primarily on the market data described on page 96. The Company has expanded the discussion of this use of market data and benchmarks on page 97, including a discussion of Mr. Kofoid’s higher bonus percentage as compared to the other named executive officers.

Bonus Determinations, page 100

2.	We note that the financial performance measures for your 2011 performance-based cash bonus program were total bookings, new bookings and adjusted operating income. Please revise to disclose the quarterly and full year quantitative performance targets for each of these financial performance measure. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the prior fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. Also, to the extent that you rely on Instruction 4 to Item 402(b) to omit the performance targets, revise this section to provide meaningful disclosure regarding the level of difficulty associated with attaining the undisclosed targets.

As requested, the Company has added disclosure on page 99 setting forth the quarterly and full year financial performance objectives described in the Performance-Based Cash Compensation section of the Compensation Discussion and Analysis set forth in the Registration Statement.

3.	You indicate in this section that your compensation committee retains final discretion to determine bonus payouts. Please disclose whether the committee exercised any discretion in determining the bonus payouts for fiscal 2011.

The Company has added disclosure on page 97 indicating that the Compensation Committee did not exercise its discretion to adjust bonus payouts for 2011.

Ms. Barbara C. Jacobs

Securities and Exchange Commission

February 22, 2012

Long-Term Equity Incentive Compensation, page 102

4.	We note that each of your named executive officers received stock option grants in fiscal 2011. Please revise this section to discuss the reasons why the compensation committee authorized these equity grants and the factors it considered in determining the size of each grant.

As requested, the Company has expanded the discussion of the Compensation Committee’s decision to make stock option grants to our named executive officers in 2011 on page 99.

Amendment No. 3 to the Registration Statement was filed by the Company today in response to the comments set forth in the Comment Letter. Amendment No. 3 also contains updated financial information for the fiscal year ended December 31, 2011 and other updates to the Company’s disclosure in the prospectus. We respectfully request your prompt review of Amendment No. 3 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (317) 423-3928 or Anne Benedict of Gibson, Dunn & Crutcher LLP at (202) 955-8654.

Sincerely,

/s/ Scott D. Dorsey

Scott D. Dorsey

cc:

Anne Benedict, Gibson, Dunn & Crutcher LLP

Steven K. Humke, Ice Miller LLP

J. Robert Suffoletta, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

Patrick Gilmore, Securities and Exchange Commission

Jennifer Fugario, Securities and Exchange Commission

Matthew Crispino, Securities and Exchange Commission